UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Virexx Medical Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92765V 103
(CUSIP Number)

Smetek, Van Horn, & Cormack, Inc., 28 Parliament Street, Nassau, Bahamas
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92765V 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Smetek, Van Horn, & Cormack, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	☒ ......................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 500,000

	8.	Shared Voting Power: 1,650,000

	9.	Sole Dispositive Power: 500,000

	10.	Shared Dispositive Power: none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,155,595 (For beneficial ownership of each reporting person see Item 5 below;

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11): 27.23%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
State the title of the class of equity securities to which this statement relates and the name and address of the principal executive officer of the issuer of such securities. Common Stock, D. Lorne Tyrrell, Chief Executive Officer, 8223 Poper Road, Edmonton, AO T6E 6S4, Canada
Item 2.	Identity and Background
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
	(a)	Name: Smetek, Van Horn, & Cormack, Inc., a Bahamas corporation, Address: 28 Parliament Street, Nassau, Bahamas
	(b)	Residence or business address: same
	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: N/A
	(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; no
	(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; no
	(f)	Citizenship. N/A
Item 3.	Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.
The shares acquired were received for merger and acquisition consulting services.
Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer: none
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; none
	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; none
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
On February 10, 2007, the holders of 19,155,595 representing 27.23% of the issued and outstanding shares of Virexx Medical Corp. agreed to take action to recommend a change in the majority of the board of directors of Virexx Medical Corp.

	(e)	Any material change in the present capitalization or dividend policy of the issuer; none
	(f)	Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; none
	(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the issuer by any person; none
	(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; none
	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; none
	(j)	Any action similar to any of those enumerated above. none
Item 5.	Interest in Securities of the Issuer
(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(1) Smetek, Van Horn, & Cormack, Inc. - 500,000 shares representing less than 1%;
(2) Copenhagen Capital - 265,000 shares representing less than 1%;
(3) SBR Interests- 350,000 shares representing less than 1%;
(4) Credit Suisse Custody Account - 636,364 shares representing less than 1%;
(5) Life Sciences Group Accounts – 745,769 shares representing 1.06%;
(6) RMS Advisors Group Accounts – 500,000 shares representing less than 1%;
(7) THIO Investments Accounts - 2,500,000 shares representing 3.55%;

The persons above have agreed to vote as a group with respect to a change in majority of the Issuer's board of directors.

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(1) Smetek, Van Horn, & Cormack, Inc. – 1,650,000 shares representing 2.35%;
(2) Copenhagen Capital – 265,000 shares representing less than 1%;
(3) SBR Interests – 350,000 shares representing less than 1%;
(4) Credit Suisse Custody Accounts - 3,636,364 shares representing 5.17%;
(5) Life Sciences Group Accounts- 7,254,231 shares representing 10.31%;
(6) RMS Advisors Group Accounts – 3,500,000 shares representing 4.97%;
(7) THIO Investment Accounts – 2,500,000 shares representing 3.55%.

The persons above have agreed to vote as a group with respect to a change in majority of the Issuer's board of directors.

	(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a). none
	(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. none
	(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

All persons that participated in the telephone conference meeting on February 10, 2007 have agreed to vote in favor of a change in the majority of the Issuer's board of directors have signed written acknowledgement of their agreement.

Item 7.	Material to Be Filed as Exhibits
none

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Peter Smetek, President
Date: February 14, 2007